                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)(1)

                                 AUTOIMMUNE INC.
                                ----------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   052776 10 1
                                   -----------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P.
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                 (312) 263-7777
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 052776 10 1               13D               Page 2 of 7 Pages
------------------------------              -----------------------------------



     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BIOTECHNOLOGY VALUE FUND, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /X/  (b)  / /

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE

         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                   -0-
       BENEFICIALLY
         OWNED BY                 8       SHARED VOTING POWER
           EACH                                  836,625
         REPORTING
        PERSON WITH               9       SOLE DISPOSITIVE POWER
                                                   -0-

                                  10      SHARED DISPOSITIVE POWER
                                                 836,625

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                      836,625

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              / /

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      5.0%

     14      TYPE OF REPORTING PERSON*
                      PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776 10 1               13D               Page 3 of 7 Pages
------------------------------              -----------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       BVF PARTNERS L.P.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /X/  (b)  / /

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
                       OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE

         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                   -0-
       BENEFICIALLY
         OWNED BY                 8       SHARED VOTING POWER
           EACH                                    1,476,100
         REPORTING
        PERSON WITH               9       SOLE DISPOSITIVE POWER
                                                   -0-

                                  10      SHARED DISPOSITIVE POWER
                                                   1,476,100

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                       1,476,100

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.9%

     14       TYPE OF REPORTING PERSON*
                       PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776 10 1               13D               Page 4 of 7 Pages
------------------------------              -----------------------------------

      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       BVF INC.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /X/  (b)  / /

      3       SEC USE ONLY

      4       SOURCE OF FUNDS*
                       WC, OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     / /

      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE

         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                   -0-
       BENEFICIALLY
         OWNED BY                 8       SHARED VOTING POWER
           EACH                                    1,476,100
         REPORTING
        PERSON WITH               9       SOLE DISPOSITIVE POWER
                                                   -0-

                                 10       SHARED DISPOSITIVE POWER
                                                   1,476,100

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                       1,476,100

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.9%

     14       TYPE OF REPORTING PERSON*
                       IA, CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776 10 1               13D               Page 5 of 7 Pages
------------------------------              -----------------------------------


         Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D dated September 8, 1998 (as so amended, the "Statement"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc.") and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Autoimmune Inc. ("Autoimmune"). The principle office of Autoimmune is located at 128 Spring Street, Lexington, MA 02173.

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since September 1, 1999, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 194,900 shares of the Stock for an aggregate consideration of $124,319.50, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 69,500 shares of the Stock for an aggregate consideration of $62,467.50, utilizing funds under management by Partners pursuant to investment manager agreements between Partners and such managed accounts.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) BVF beneficially owns 836,625 shares of the Stock, Partners beneficially owns 1,476,100 shares of the Stock, and BVF Inc. beneficially owns 1,476,100 shares of the Stock, approximately 5.0%, 8.9% and 8.9%, respectively, of the aggregate number of shares outstanding as of July 31, 1999 (as reported in Autoimmune's most recent quarterly statement on Form 10-Q).

         (b) BVF shares voting and dispositive power over the 836,625 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,476,100 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). Together, ILL10 and BVF Ltd. are referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

CUSIP NO. 052776 10 1               13D               Page 6 of 7 Pages
------------------------------              -----------------------------------


         (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the last sixty (60) days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement Regarding Joint Filing

         Exhibit B - Transactions in the Stock by the Reporting Persons during the past sixty (60) days.

CUSIP NO. 052776 10 1               13D               Page 7 of 7 Pages
------------------------------              -----------------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 05, 1999.

                  BIOTECHNOLOGY VALUE FUND, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner


                                    By:     /s/ Mark N. Lampert
                                            ----------------------
                                            Mark N. Lampert
                                            President


                  BVF PARTNERS L.P.

                  By:      BVF Inc., its general partner


                           By:      /s/ Mark N. Lampert
                                    ---------------------
                                    Mark N. Lampert
                                    President


                  BVF INC.


                  By:      /s/ Mark N. Lampert
                           ---------------------
                           Mark N. Lampert
                           President